599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

By EDGAR

July 22, 2024

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Mr. Eddie Kim

Attorney-Advisor, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allego N.V.

Schedule TO-T filed July 3, 2024

Schedule 13E-3 filed July 3, 2024

File No. 5-93922

Dear Ms. Chalk and Mr. Kim:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 17, 2024 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-T, filed by Madeleine Charging B.V. (“Purchaser”) and Meridiam SAS (“Meridiam” or “Parent”) with the Commission on July 3, 2024 (the “Schedule TO”), and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 5-93922) filed by Allego N.V. (the “Company” or “Allego”), Purchaser and Parent on July 3, 2024 (the “Schedule 13E-3”), and is submitted on behalf of Purchaser and Parent (the “Filing Persons”). Concurrently with the delivery of this letter, the Filing Persons have filed with the Commission an amendment to the Schedule TO-T (“TO-T Amendment No. 1”) and an amendment to the Schedule 13E-3 (“13E-3 Amendment No. 1”, and collectively, the “Amendments”).

For the convenience of the Staff, the comments contained in the Comment Letter appear below in bold. The Filing Persons’ response to each comment immediately follows the applicable comment. Except where indicated otherwise, references in the responses to page numbers are to pages of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-T and Schedule 13E-3 (the “Offer to Purchase”). Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

AOSHEARMAN.COM

Allen Overy Shearman Sterling US LLP is a limited liability partnership organized under the laws of the State of Delaware. Allen Overy Shearman Sterling US LLP is affiliated with Allen Overy Shearman Sterling LLP, a limited liability partnership registered in England and Wales with registered number OC306763 and with its registered office at One Bishops Square, London E1 6AD. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office at One Bishops Square, London E1 6AD.

Schedule TO-T and Schedule 13E-3 filed July 3, 2024; Offer to Purchase

When and how will I paid for my tendered shares?, page 14

1.

You state that tendered shares will be paid for “as promptly as practicable” following the Expiration Time. Please state the approximate timing of payment, given that this is a cross-border offer for a target company incorporated in the Netherlands. We note that you have not checked the box on the cover page of the Schedule TO indicating that you are relying on the exemptions provided in Rule 14d-1(d).

Response: The Filing Persons respectfully acknowledge the Staff’s comment and confirm that they are not relying on the exemptions provided under Rule 14d-1(d) pertaining to cross-border third-party tender offers. As required by Rule 14e-1(e), Purchaser will pay the consideration for tendered Shares “promptly” after the termination of the Offer and in any event within three U.S. business days after the termination of the Offer.

In response to the Staff’s comment, the Filing Persons have amended the relevant disclosure in each place it appears in the Offer to Purchase by adding “(and in any event no later than three business days)” after “as promptly as practicable”.

Position of Purchaser Regarding the Fairness of the Transaction, page 23

2.

Revise to provide the required fairness disclosure for all filing persons on the Schedule 13E-3. To the extent that a filer has not conducted its own fairness analysis, it may adopt the conclusion and supporting analysis of another filing person.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section 1 of the Special Factors (Position of Purchaser Regarding the Fairness of the Transaction) of the Offer to Purchase by adding the following paragraph after the last paragraph of that section:

“Parent hereby expressly adopts the conclusion and the supporting analysis of the Purchaser regarding the fairness of the Transaction.”

3.

Expand this section to address and explain each filing person’s belief as to the procedural fairness of the Offer, in the absence of the safeguards outlined in Items 1014(c), (d) and (e) of Regulation M-A. See Item 8 of Schedule 13E-3.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and advise that each of the Filing Persons believes that the Offer is procedurally fair to unaffiliated shareholders. In response to the Staff’s comment, the Filing Persons have amended Section 1 of the Special Factors (Position of Purchaser Regarding the Fairness of the Transaction) of the Offer to Purchase by adding the following paragraph to page 25 after the end of the first list of bullet points:

“In addition, we believe that the Offer is procedurally fair to Unaffiliated Shareholders, based on the following factors:

•	The terms and conditions of the Transaction Framework Agreement, including the Offer Consideration, resulted from arm’s-length negotiations between the Independent Transaction Committee and Purchaser.

•	The Transactions, including the Offer, were approved by the Board (other than the Recused Directors), including all of the Disinterested Directors.

•	The Independent Transaction Committee were advised by their own competent and experienced independent legal counsels, including Weil, Gotshal & Manges LLP and NautaDutilh N.V.

•

The fact that the Independent Transaction Committee retained and received advice and an opinion from UBS, their independent financial advisor, as to the fairness, from a financial point of view, to Unaffiliated Shareholders of the consideration to be received by such holders in the Offer. A copy of UBS’s fairness opinion, dated June 16, 2024, which was rendered to the Independent Transaction Committee, is attached as Annex B to the Schedule 14D-9.

•

No director of the Company affiliated with Purchaser participated in or had any influence on the deliberative process with respect to the conclusions reached by the Independent Transaction Committee and the Board.

•	The Unaffiliated Shareholders will have sufficient time to decide whether or not to tender their Shares since the Offer will remain open for a minimum of 20 business days.

•

In deciding whether to tender their Shares, the Unaffiliated Shareholders will have the opportunity to consider the Independent Transaction Committee’s and the Board’s (other than the Recused Directors) positions on the Offer as well as the reasons therefor as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION— Recommendation of the Independent Transaction Committee and the Board” and “—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions.”

In addition, in response to the Staff’s comment, the Filing Persons have amended Section 1 of the Special Factors (Position of Purchaser Regarding the Fairness of the Transaction) of the Offer to Purchase by amending the following factor in the first list of bullet points:

•

“In connection with taking the foregoing actions, the Independent Transaction Committee selected and were advised by their own independent advisors, including Weil, Gotshal & Manges LLP and NautaDutilh N.V., their independent legal counsels, and UBS Securities LLC (“UBS”), their independent financial advisor, and UBS delivered to the Independent Transaction Committee a~~. A copy of UBS’s~~ fairness opinion, dated June 16, 2024, ~~which was rendered to the Independent Transaction Committee,~~ a copy of which is attached as Annex B to the Schedule 14D-9.”

In addition, in response to the Staff’s comment, the Filing Persons have amended Section 1 of the Special Factors (Position of Purchaser Regarding the Fairness of the Transaction) of the Offer to Purchase by deleting the following factors from the first list of bullet points:

•

“The terms and conditions of the Transaction Framework Agreement, including the Offer Consideration, resulted from arm’s-length negotiations between the Independent Transaction Committee and Purchaser.

•

No director of the Company affiliated with Purchaser participated in or had any influence on the deliberative process with respect to the conclusions reached by the Independent Transaction Committee and the Board.

•	The Unaffiliated Shareholders will have sufficient time to decide whether or not to tender since the Offer will remain open for a minimum of 20 U.S. business days.

•

In deciding whether to tender their Shares, the Unaffiliated Shareholders will have the opportunity to consider the Independent Transaction Committee and the Board’s (other than the Recused Directors) positions on the Offer as well as the reasons therefor as more fully described in the Schedule 14D-9 under the captions “Item 4. THE SOLICITATION OR RECOMMENDATION— Recommendation of the Independent Transaction Committee and the Board” and “—Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions.”

4.

Address how the Purchaser considered the $2.38 per Share indication of interest from a third party, which required the discussion and cooperation of Purchaser to proceed, that it declined. Explain how the Purchaser considered this alternative higher value in determining that its Offer is fair.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section 1 of the Special Factors (Position of Purchaser Regarding the Fairness of the Transaction) of the Offer to Purchase by adding the following paragraph after the second list of bullet points on page 25:

“We also considered the $2.38 per Share indication of interest received by the Company from a third party, which was subsequently withdrawn by that third party, and determined that the Offer is fair, despite the higher per Share consideration offered by the third party, based on the following considerations:

•

The third-party proposal was not directly comparable to the Offer as it concerned a potential transaction that implied a squeeze-out of all of the Unaffiliated Shareholders other than E8, whereas the Offer provides all of the Unaffiliated Shareholders with the opportunity to choose whether to liquidate part or all of their investment in the Company by tendering their Shares in the Offer or to remain invested in the Company and participate in its potential future growth following the consummation of the Offer.

•

The third-party proposal included significant timing and execution risks, including contingencies related to completion of a comprehensive due diligence investigation over an extended period of time, negotiation of a satisfactory co-control structure with Purchaser to be implemented post-closing, and receipt of required merger control. The Offer, conversely, provides a significantly higher degree of timing and execution certainty with minimal conditionality, including no minimum tender, regulatory or third-party approval or material adverse effect conditions to completion.

•

Additionally, the third-party proposal introduced additional risks to the Company, notably the involvement of an investor with significant interests in a competing enterprise, which could potentially compromise the Company’s competitive positioning.

•	Furthermore, the proposed governance structure was more complex, which could have impeded the Company’s operational efficacy and strategic trajectory.

•	Purchaser gave considerable weight to these factors, recognizing that they could have deleterious implications for the Company’s operational agility and long-term strategic effectiveness.”

Related Party Transaction, page 28

5.

Under the subsection “De-SPAC Transaction Registration Rights Agreement,” you refer to “a Registration Rights Agreement” entered into by, among others, “the Company” and the “Purchaser.” Please provide that agreement as an exhibit, and provide relevant information called for by Item 11 of Schedule TO, or advise. See Items 1011(a)(1) and 1016(d) of Regulation M-A.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and advise that the description of Registration Rights Agreement included in the Offer to Purchase was taken from the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and, we believe, provides the level of detail required under Item 1011(a)(1) of Regulation M-A. In response to the Staff’s comment, the Filing Persons have revised the Exhibit Index to the Offer to Purchase to include the following new exhibit:

“(d)(4)

Registration Rights Agreement, dated as of March 16, 2022, by and among Company, Spartan Acquisition Sponsor III LLC, Purchaser and E8 Partenaires (incorporated by reference to Exhibit 4.4 to the Form 20-F filed by Allego N.V. with the Securities and Exchange Commission on March 22, 2022)”

6.	Refer to the first sentence under subsection “De-SPAC Transaction Registration Rights Agreement.” Please revise to identify “certain other holders of Shares,” or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have revised the subsection entitled “De-SPAC Transaction Registration Rights Agreement” of Section 4 of the Special Factors (Related Party Transaction) of the Offer to Purchase to read as follows:

“In connection with the closing of the de-SPAC Transaction, the Company, Purchaser, E8~~,~~ and Spartan Acquisition Sponsor III LLC (“Spartan”)~~, and certain other holders of Shares~~ (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Company agreed that, within 15 business days following the de-SPAC Transaction, it would file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders. The Registration Rights Agreement also provides that in certain circumstances, Reg Rights Holders that hold Shares having an aggregate value of at least $50 million can demand up to three underwritten offerings. Purchaser also has certain demand registration rights. Each of the Reg Rights Holders are also entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.”

Materials Prepared by the Parent’s Financial Advisors, page 32

7.

We note the reference to “other business and financial information of the Company” reviewed by Morgan Stanley in connection with its March 27 Presentation. If Morgan Stanley reviewed non-public financial forecasts or projections, please summarize that information in the disclosure document, or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have revised the list of bullet points in Section 8 of the Special Factors (Materials Prepared by the Parent’s Financial Advisors) of the Offer to Purchase to read as follows:

“In connection with preparing the March 27 Presentation, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other publicly available business and financial information of the Company;

•

reviewed the Purchaser Projections prepared by management of Parent and Purchaser and provided to Morgan Stanley as described in “The Tender Offer—Section 7— Certain Information Concerning Allego—Purchaser Projections”;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of comparable precedent transactions; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.”

In addition, the Filing Persons have revised the fourth paragraph of Section 8 of the Special Factors (Materials Prepared by the Parent’s Financial Advisors) of the Offer to Purchase to read as follows:

In preparing the March 27 Presentation, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley. With respect to the Purchaser Projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Parent and Purchaser of the future financial performance of the Company. Morgan Stanley expressed no view as to such Purchaser Projections or the assumptions on which they were based. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, if any, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Purchaser and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. The March 27 Presentation does not address the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. The March 27 Presentation was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the March 27 Presentation.

Additionally, the Filing Persons have revised Section 7 of the Tender Offer (Certain Information Concerning Allego) of the Offer to Purchase by adding the following paragraphs at the end of such section:

“Purchaser Projections. In connection with its consideration of the Transactions, Purchaser and Parent prepared and provided to their financial advisor Morgan Stanley, for its use and reliance in connection with its financial analyses, certain nonpublic financial projections regarding the Company’s future operations, on a standalone basis, excluding the effects of the Transactions and reflecting no new or additional equity financing, for the fiscal years ending December 31, 2024 through December 31, 2035 (collectively, the “Purchaser Projections”). The Purchaser Projections were prepared based solely on publicly available information with respect to Allego, and no internal non-public information or forecasts of Allego were utilized in the preparation of the Purchaser Projections.

The Purchaser Projections were not prepared with a view toward complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), SEC guidelines regarding projections or the guidelines established by the IASB, the American Institute of Certified Public Accountants, the SEC or the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information, but in the view of Purchaser and Parent, such projections were prepared on a reasonable basis and reflect the assumptions and estimates available at the time they were prepared. The Purchaser Projections required significant estimates and assumptions that make them inherently less comparable to the similarly titled IFRS measures in the Company’s historical financial statements.

While presented with numeric specificity, the Purchaser Projections reflect assumptions and estimates that were deemed to be reasonable as of the respective dates on which those assumptions and estimates were made but are inherently uncertain. The Purchaser Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments, including judgments with respect to, among other things, industry performance and competition, general business, economic, regulatory, market and financial conditions, and other future events, and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form20-F filed with the SEC. In addition, the Purchaser Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

There can be no assurance that the results reflected in the Purchaser Projections will be realized or that actual results will not materially vary from those projected. In addition, since the Purchaser Projections are forward-looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Purchaser Projections to be inaccurate include risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC. The Purchaser Projections also will be affected by the ability of the Company to achieve its strategic goals, objectives and targets over the applicable periods, and the Purchaser Projections do not take into account the effect of a failure of the Transactions to occur. Furthermore, some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the Purchaser Projections were prepared and the date such information was made available to

Morgan Stanley. In particular, the Purchaser Projections were prepared prior to receiving, and were not modified following receipt of, the Financed Forecast (as defined and described in the Schedule 14D-9) from the Company, or the Company’s financial statements for the fiscal year ended December 31, 2023, filed with the Company’s Annual Report on Form 20-F.

The inclusion of a summary of the Purchaser Projections in this Schedule TO should not be regarded as an indication that Parent or Purchaser or their respective officers, directors, affiliates, advisors or other representatives consider the Purchaser Projections to necessarily be predictive of actual future events, and the Purchaser Projections should not be relied upon as such nor should the information contained in the Purchaser Projections be considered appropriate for other purposes. None of Parent, Purchaser, or any of their respective officers, directors, affiliates, advisors, or other representatives can give you any assurance that actual results will not differ materially from the Purchaser Projections.

Parent and Purchaser are including a summary of the Purchaser Projections below to provide Unaffiliated Shareholders with access to information that Morgan Stanley considered in connection with their preparation of the March 27 Presentation and not in any event to influence the decisions of the holders of Shares as to whether to tender their Shares in the Offer.

In light of the foregoing, readers of this Schedule TO should not place undue, if any, reliance on the Purchaser Projections set forth below, including as part of any decision to tender or withhold from tendering Shares in the Offer, and holders of Shares should review the Company’s most recent SEC filings for a description of the Company’s financial results. Except as may be required by law, Parent and Purchaser disclaim any obligation to update or otherwise revise the Purchaser Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even if any or all of the assumptions underlying such Purchaser Projections are no longer appropriate.

The following section sets forth a summary of the Purchaser Projections. The Purchaser Projections have not been updated or revised to reflect information or results after the date the Purchaser Projections were prepared or as of the date of this Schedule TO.

EBITDA included in the Purchaser Projections is a “non-IFRS financial measure,” which is a financial performance measure that is not calculated in accordance with IFRS. EBITDA was utilized by Morgan Stanley in connection with its analyses set forth in the March 27 Presentation and by Purchaser and Parent in connection their consideration of the Transactions. The SEC rules that would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure do not apply to non-IFRS financial measures included in disclosures relating to a proposed business combination transaction such as the Offer if the disclosure is included in a document such as this Schedule TO. In addition, reconciliations of EBITDA were not relied upon by Morgan Stanley for purposes of its analyses set forth in the March 27 Presentation or by the Purchaser or Parent in connection with their consideration of the Transactions. Accordingly, Purchaser and Parent have not provided a reconciliation of EBITDA to the relevant IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and any non-IFRS financial measures as used by Purchaser or Parent with respect to the Company may not be comparable to similarly titled amounts used by other companies. Furthermore, there are certain limitations in non-IFRS financial measures, because they exclude charges and credits that are required to be included in an IFRS presentation. Accordingly, these non-IFRS financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with IFRS.

Purchaser Projections (Euro in millions)

Year	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue	155	180	191	206	229	258	283	324	351	375	398	420
EBITDA*	34	57	68	82	103	128	151	190	215	238	259	280
Change in Net Working Capital	(0)	(4)	(5)	(3)	(5)	(7)	(9)	(10)	(12)	(10)	(12)	(11)
Capex	(39)	(45)	(32)	(53)	(72)	(84)	(80)	(89)	(66)	(70)	(66)	(89)

*	EBITDA is defined as net income (loss) before interest expense, taxes, depreciation, amortization and impairments.”

Summary of the March 27 Presentation, page 33

8.

Revise to considerably expand this section so that it includes the results and illustrative ranges for each point of analysis conducted by the financial advisor, along with the results yielded by each. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have revised the subsection entitled “Summary of the March 27 Presentation” in Section 8 of the Special Factors (Materials Prepared by the Parent’s Financial Advisors) of the Offer to Purchase to read as follows:

“Summary of the March 27 Presentation

The following description of the material points of analysis of the March 27 Presentation is qualified in its entirety by reference to the March 27 Presentation included as Exhibit (c)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. Such description does not purport to be complete. The Company’s shareholders are encouraged to read carefully the March 27 Presentation in its entirety.

Valuation References

The March 27 Presentation provided a range of the Company’s asset value (excluding lease liabilities), equity value, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84, in each case implied by (i) the trading price of the Shares during the 52 weeks ended March 22, 2024 and the volume weighted average price (“VWAP”) of the Shares over the three-month trading period, six-month trading period and twelve-month trading period, in each case, ended March 22, 2024, (ii) published analysts’ price targets, (iii) selected comparable companies, (iv) a precedent transaction and (v) intrinsic valuation, in each case, as further detailed below.

Historical Trading Analysis

The March 27 Presentation provided a range of the Company’s asset value (excluding lease liabilities), equity value, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84, in each case implied by:

•	the lowest and highest trading prices of the Shares over the 52-week period ended March 22, 2024 of $0.57 and $3.34, respectively; and

•	the three-month VWAP of the Shares of $0.9, the six-month VWAP of the Shares of $1.3 and the 12-month VWAP of the Shares of $1.9, in each case, for the period ended March 22, 2024.

Published Analysts’ Price Targets

The March 27 Presentation also provided a range of the Company’s asset value (excluding lease liabilities), equity value, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84, in each case implied by two published analysts’ price targets for the Shares (the first dated November 14, 2023 and the second dated March 22, 2024), each of $4.0 per Share.

Selected Comparable Company Analysis

In the March 27 Presentation, Morgan Stanley compared the multiples of asset value to 2024 estimated revenues of three charging-point-operator companies selected by Morgan Stanley, being ChargePoint, Inc., EVgo, Inc. and Fastned B.V., of 1.2x, 2.9x and 4.7x, respectively. These companies were selected because they share similar business characteristics with the Company. Morgan Stanley further conducted a sum-of-the-parts analysis, where it valued charging revenue based on EVgo, Inc. and Fastned B.V., and service revenue based on ChargePoint, Inc.

Estimated financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information.

Precedent Transaction Analysis

The March 27 Presentation also provided a comparison of the asset value of the Company (excluding lease liabilities), equity value of the Company, and premium/(discount) to the trading price of the Shares as of March 22, 2024 of $0.84 implied by the multiple of asset value over the next twelve-month revenues of a comparable transaction involving a business that Morgan Stanley judged to be similar in certain respects to the Company’s business or aspects thereof based on Morgan Stanley’s professional judgment and experience (Shell’s acquisition of Volta). The multiple of asset value over the next twelve-month revenues of such transaction was 3.2x.

The results from the above analyses are summarized as follows:

Methodology	Implied Asset Value (excluding lease liabilities) ($ billions)	Implied Equity Value ($ billions)	Premium (Discount) to Share Price as of March 22, 2024	Implied Value per Share
Historical Trading Analysis	0.5 - 1.2	0.2 - 0.9	(32%) -300%	$0.6 - $3.3
Published Analysts’ Price Targets	1.4	1.1	379%	$4.0
Selected Comparable Company Analysis (Charging Point Operator Peers)	0.7 – 1.1	0.4 - 0.8	70% - 264%	$1.4 - $3.0
Selected Comparable Company Analysis (SofTP)	0.7	0.4	85%	$1.5
Precedent Transaction (Shell’s acquisition of Volta)	0.8	0.5	107%	$1.7

Intrinsic valuation

The March 27 Presentation also included a range of intrinsic values of the Shares based on a discounted dividend model and a discounted cash flow model, in each case, using the exit multiple method based solely on the Purchaser’s Projections and assuming no equity injection. For this analysis, Morgan Stanley utilized exit multiples in 2035 ranging from 8.0x to 9.0x, cost of equity ranging from 18.0% to 20.0% and a weighted average cost of capital between 15.5% and 16.5%. The exit multiple range was selected based upon Morgan Stanley’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates, including public company trading multiples.

The results from this analysis are summarized as follows:

Model	Implied Share Price	Implied Asset Value (excluding lease liabilities) ($ billions)	Implied Equity Value ($ billions)	Premium (Discount) to Share Price as of March 22, 2024
Discounted Dividend Model	$1.4 - $1.9	0.7 - 0.8	0.4 - 0.5	71 - 125%
Discounted Cash Flow Model	$1.2 - $1.7	0.7 - 0.8	0.3 - 0.5	50 - 103%

Analysis based on Share Prices

The March 27 Presentation also included information covering, among other things, a comparison of (a) the market capitalization values, (b) the asset values, (c) the premia over the spot price of the Shares as of March 22, 2024 of $0.84, (d) the premia over the three-month VWAP for the period ended March 22, 2024 of $0.9, six-month VWAP for the period ended March 22, 2024 of $1.3 and twelve-month VWAP for the period ended March 22, 2024 of $1.9, (e) the premia over the highest trading price of the Shares over the six-month and twelve-month trading periods ended March 22, 2024 of $2.6 and $3.3, respectively, and (f) the amount of capital required for acquisitions of 5%, 12%, 15% and 22% of the outstanding Shares, in each case implied by illustrative trading prices of the Shares in the range of $1.2 to $2.5, relative to the results from this comparison as implied by the intrinsic values of the Shares based on the discounted cash flow model and a discounted dividend model described above.

The resulting ranges from this comparison as implied by the intrinsic values of the Shares based on the discounted cash flow model and a discounted dividend model described above are summarized as follows:

	Discounted Cash Flow Model	Discounted Dividend Model
Implied Share Price Range	$1.2 -$1.7	$1.4 -$1.9
Market Cap Range (€ mm)	295 - 418	344 - 467
Asset Value Range (€ mm)	588 - 711	637 - 760
Premium to Spot Range	44% -104%	68% -128%
Premium to 3M VWAP Range	33% -89%	56% -111%

Premium/(Discount) to 6M VWAP Range	(5%) -35%	11% -51%
(Discount) to 12M VWAP Range	(37%) -(11%)	(27%) -(1%)
(Discount) to 6M High Range	(53%) -(33%)	(45%) -(25%)
(Discount) to 12M High Range	(64%) -(49%)	(58%) -(43%)
Capital Required for 5% of Shares Range (€ mm)	15 - 21	17 - 23
Capital Required for 12% of Shares Range (€ mm)	35 - 49	41 - 55
Capital Required for 15% of Shares Range (€ mm)	44 - 63	52 - 70
Capital Required for 22% of Shares Range (€ mm)	65 - 92	75 - 102

”

In addition, the Filing Persons have revised the subsection entitled “Miscellaneous” in Section 8 of the Special Factors (Materials Prepared by the Parent’s Financial Advisors) of the Offer to Purchase by revising the first paragraph of that subsection to read as follows:

“In connection with the consideration by Purchaser of the Transactions, Morgan Stanley performed a variety of financial and comparative analyses. The performance of these analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its analyses. In addition, Morgan Stanley, and/or Purchaser may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. Certain financial analyses summarized above include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described above must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors reviewed, could create a misleading or incomplete view of the process underlying Morgan Stanley’s financial analyses. Calculations of implied share prices were rounded to the nearest $0.10. Fully diluted share numbers for the Company used above were obtained from the Company’s public filings.”

Acceptance for Payment and Payment for Shares, page 37

9.

Refer to the last sentence in bold in this section. Please revise this statement (and similar statements throughout the filing, including the bolded language on page 41 of the Offer and the Letter of Transmittal) to clarify that stockholders may challenge your determinations in a court of competent jurisdiction.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended the relevant disclosure in Section 2 of the Tender Offer (Acceptance for Payment and Payment for Shares) section of the Offer to Purchase to read as follows:

“All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment, of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering shareholder, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.”

Additionally, in response to the Staff’s comment, the Filing Persons have amended the last paragraph of Instruction 2 in the Form of Letter of Transmittal as part of TO-T Amendment No. 1 to read as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of the tender of any Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents, will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary) which determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.”

Additionally, in response to the Staff’s comment, the Filing Persons have amended the last sentence of the second paragraph of Instruction Form in the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees as part of TO-T Amendment No. 1 to read as follows:

“The undersigned understands and acknowledges that all questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court.”

Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements, page 70

10.

The information here about Priority Tag Rights and any auction sales process of Shares for Unaffiliated Shareholders within 18 months after delisting should be more prominently and fully disclosed and explained. Your expanded disclosure should address, among other things, Unaffiliated Shareholders’ right to enforce these provisions. It should also describe how the Purchaser “will assist the Company with the organization of the auction sales process.”

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have revised the subsection entitled “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements” of Section 12 of the Tender Offer (Transaction Framework Agreement; Other Agreements) of the Offer to Purchase by adding the following paragraph to the end of the subsection:

“Since the provisions of the Transaction Framework Agreement that concern the liquidity arrangements committed by the Purchaser qualify as an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Unaffiliated Private Shareholder, each Unaffiliated Private Shareholder has the right to enforce these arrangements. Any action brought by an Unaffiliated Private Shareholder seeking to enforce these arrangements would be governed by the laws of the Netherlands.”

In addition, the Filing Persons have revised the subsection entitled “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements” of Section 12 of the Tender Offer (Transaction Framework Agreement; Other Agreements) of the Offer to Purchase by adding the following paragraphs after the first paragraph in the subsection:

With respect to the Priority Tag Rights described above, if Purchaser or any of its affiliates wishes to sell any of their Shares (such shareholder or shareholders, the “transferring shareholder”), they must first notify the Unaffiliated Private Shareholders by providing a written notice which details (i) the number of Shares being sold, and any other material terms and conditions of the third party sale, (ii) the sale price per Share, (iii) the identity of the prospective buyer, (iv) the option each Unaffiliated Private Shareholder has to direct the transferring shareholder to require that the prospective buyer also buy all the Shares of the Unaffiliated Private Shareholder at the same sale price and on terms no less favorable than the terms and conditions given to the transferring shareholder (the “Tag Shares”), (v) the period, which must be at least twenty business days after receipt of the tag notice, during which recipients of a tag notice may exercise their tag options and (vi) the reasonable best estimate of the date for completion of the sale of any Tag Shares. Thereafter, Unaffiliated Private Shareholders will have a specified period of at least twenty business days to exercise their tag options by notifying the transferring shareholder in writing. Upon exercise of the tag option, the transferring shareholder must reduce the number of Shares they are selling if the third-party buyer intends to purchase fewer Shares than the total offered by both the transferring shareholder and all the tagging shareholders. All tagging shareholders are obligated to transfer their Shares free from any encumbrances and with all attached rights, except for any dividends declared but unpaid before the transfer registration date. The process concerning the Priority Tag Rights is further outlined in the Transaction Framework Agreement.

Prior to December 31, 2027, the Purchaser shall initiate, and, if the liquidity Event takes the form of an initial public offering of the Company Ordinary Shares, the Company shall organize with the Purchaser’s assistance, a liquidity Event, in each case on a best-efforts basis. If any Ordinary Shares can be sold by the Purchaser or its affiliates in such liquidity event, the Unaffiliated Private Shareholders shall have the right to sell all their Company Ordinary Shares (for the same consideration and otherwise under terms and conditions no less favorable than those applicable to the Purchaser or its affiliates in such liquidity event) with priority over the Purchaser and its affiliates. As outlined in the Transaction Framework Agreement, a liquidity event within this context refers to a minority or majority auction sale process of Company Ordinary Shares organized by the Purchaser or its affiliates on a best-efforts basis, or an initial public offering of Company Ordinary Shares following the Delisting organized by the Company with the Purchaser’s assistance on a best-efforts basis.

Purchaser’s commitment to assist the Company in the organization of the auction sales process is multifaceted and Purchaser has confirmed the following undertakings:

•	Purchaser will be readily accessible to engage, if desired, in discussions with Unaffiliated Private Shareholders and potential investors regarding the auction sales process.

•	Purchaser will facilitate the Company’s direct connection with potential investors within its network, allowing the Company to expand its reach to a wider investor base.

•	Purchaser, along with its representatives on the Board, will abstain from making public statements or engaging in any actions that could negatively impact the sales process.”

11.

Refer to the last paragraph under this section. Please revise to identify which “corporate governance provisions and post-delisting covenants specified in the Transaction Framework Agreement” are referred to here.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended the second paragraph of the subsection entitled “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements” of Section 12 of the Tender Offer (Transaction Framework Agreement; Other Agreements) of the Offer to Purchase to read as follows:

“If, prior to December 31, 2029, Purchaser or any of its affiliates sells or transfers (directly or indirectly, in a single transaction or a series of transactions~~, subject to certain exceptions~~) all or substantially all of its shareholding in, or all or substantially all of the assets of, the Company and its subsidiaries to one or more unaffiliated third parties when any Shares continue to be held by Unaffiliated Private Shareholders (other than in connection with a third party financing source enforcing a lien on Shares held by Purchaser or the relevant affiliate), Purchaser has agreed to procure that either: (a) such acquirer(s) shall, prior to such sale or transfer, commit to comply with corporate governance provisions and post-delisting covenants specified in the Transaction Framework Agreement and described in the sections “The Tender Offer—Section 12— The Transaction Framework Agreement; Other Agreements—Board Composition”, “—Post-Delisting Strategy and Business Plan”, “—Post-Delisting Unaffiliated Private Shareholders Protective Arrangements” and “Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements”, as if it were Purchaser, until the earlier of (I) December 31, 2029 and (II) the Company ceasing to have Shares held by Unaffiliated Shareholders; or (b) the Priority Tag Rights will be applied with a tag sale price that is no less than an amount that provides each tagging shareholder with a minimum IRR of 15% on US$1.70 per Share, calculated from the consummation of the Offer.

Additionally, in response to the Staff’s comment, the Filing Persons have added at the end of the paragraph titled “Board Composition” the following:

“In addition, pursuant to the Transaction Framework Agreement, Purchaser agreed to exercise, and to cause its affiliates to exercise, the voting rights attached to the Shares held by Purchaser and its affiliates to be cast (a) in favor of any resolution of the Company’s general meeting that would be required to cause the Board composition to be compliant with the above requirements; and (b) against any resolution of the Company’s general meeting that would cause the Board composition not to be compliant with the above requirements.”

Termination of the Transaction Framework Agreement, page 73

12.

We note from your disclosure that “[t]he Transaction Framework Agreement may be terminated and the Transactions may be abandoned at any time . . . by notice in writing given by Purchaser to the Company . . . following a Support Withdrawal.” We also note, however, that page 31 of Allego N.V.’s Schedule 14D-9, filed on July 3, 2024, reflects that “the Company will not be able to terminate the Transaction Framework Agreement in the event the Disinterested Directors withdraw their support for the Transactions, and will need to comply with its obligations thereunder, including to effect the Delisting and the Deregistration in the event the Closing occurs.” Please revise to reconcile these two contradictory statements, or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and note to the Staff that the language on page 31 of the Schedule 14D-9 referenced in the Comment Letter states that the Company cannot terminate the Transaction Framework Agreement in the event of a Support Withdrawal, while the language on pages 73-74 of the Offer to Purchase referenced in the Comment Letter explains that the Purchaser may terminate the Transaction Framework Agreement in the event of a Support Withdrawal. As such, we do not believe there is a contradiction between the two statements as they refer to the termination rights of two different parties.

Effect of Termination, page 74

13.	Please revise to clarify which “certain provisions” of the Transaction Framework Agreement will “survive” the termination of the Agreement, or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended the subsection entitled “Effect of Termination” of Section 12 of the Tender Offer (Transaction Framework Agreement; Other Agreements) of the Offer to Purchase to read as follows:

“Effect of Termination. In the event of a valid termination of the Transaction Framework Agreement by any of the Parties, the Transaction Framework Agreement will have no further force or effect, other than ~~certain~~ the provisions related to termination of the Transaction Framework Agreement, confidentiality and public announcements, and certain of the customary miscellaneous provisions, including those dealing with assignment, costs, notices, governing law and forum, and the definitions used therein, which shall survive such termination, and no party thereto will have any liability thereunder following such termination, except that the termination of the Transaction Framework Agreement will not relieve any party to the agreement from any liability arising out of any fraud (bedrog) by such party of any of its obligations, agreements and covenants under the Transaction Framework Agreement prior to such termination.”

Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights, page 75

14.

We note the disclosure regarding “buy-out procedures” under Dutch law on page 46 of Allego N.V.’s Schedule 14D-9, filed on July 3, 2024. Please revise the Offer to Purchase to include similar disclosure, including whether the Purchaser intends to initiate such proceeding.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section 13 of the Tender Offer (Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights) of the Offer to Purchase by adding the following disclosure at the end of such section:

“Buy-Out Procedure. Dutch law provides that a shareholder who holds at least 95% of the Company’s issued share capital for his or her own account, alone or together with a group, may initiate proceedings against the Company’s other shareholders jointly to acquire their Shares. The proceedings are held before the Enterprise Court of the Amsterdam Court of Appeal, or the Enterprise Court (Ondernemingskamer). The Enterprise Court may rule in favor of the claim to buy out the Company’s other shareholders and will determine the price to be paid for the Shares, if, necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value to be paid for the Shares of the other shareholders (with statutory interest accruing from the date of the price determination by the Enterprise Court until the relevant Shares are transferred to the acquiring shareholder). Once the order to transfer becomes final before the Enterprise Court, the shareholder acquiring the Shares shall give written notice of the date and place of payment and the price to the holders of the Shares whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring shareholder, such shareholder is required to publish the same in a daily newspaper with a national circulation in the Netherlands. Purchaser does not intend to (alone or together with another person or persons) initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares in the Offer.”

Certain Conditions of the Offer, page 76

15.

Refer to the second sentence of the final paragraph under this section. This language indicates that once an offer condition is triggered, you may assert it “at any time and from time to time.” We also note similar disclosures on pages 13, 35, and 77. If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise here and elsewhere relevant.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section 15 of the Tender Offer (Certain Conditions of the Offer) of the Offer to Purchase by revising the last paragraph in Section 15 to read as follows:

“The Offer Conditions are in addition to, and not a limitation of, the rights and obligations of Purchaser to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Transaction Framework Agreement and the applicable rules and regulations of the SEC. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time; provided that, in the event that one or more of the events described above occurs and it implicates an Offer Condition, Purchaser and Parent will notify all holders of Shares as promptly as practicable of our determination to either: (i) waive the applicable condition(s) and continue the Offer; or (ii) terminate the Offer.” In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.”

Additionally, in response to the Staff’s comment, the Filing Persons have amended (1) the second sentence of the second paragraph of responses to question (9) of the Summary Term Sheet in the Offer to Purchase, (2) the fourth paragraph of Section 1 of the Tender Offer (Terms of the Offer) of the Offer to Purchase, and (3) the third paragraph of the subsection entitled “The Offer” of Section 12 of the Tender Offer (Certain Conditions of the Offer) of the Offer to Purchase to read as follows:

“Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right ~~at any time~~, in its sole discretion, to waive, in whole or in part, any Offer Conditions and to make any change in the terms of or conditions to the Offer that is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration (except as otherwise expressly permitted by the Transaction Framework Agreement in the event that during the period between the date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction); (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as otherwise provided in the Transaction Framework Agreement.”

Miscellaneous, page 78

16.

We note the following disclosure on page 79: “Acceptances of the Offer and tenders of Shares will not be accepted . . . if the consideration for the Shares is required to be mailed or otherwise delivered in or into a Restricted Territory or if an address within a Restricted Territory is provided for receipt of the price of the Shares in the Offer or the return of the Letter of Transmittal.” Please explain in your response letter how you may reject tendered shares from certain shareholders, consistent with the requirements of Exchange Act Rule 14d-10(a)(1).

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section 18 of the Tender Offer (Miscellaneous) of the Offer to Purchase by (1) deleting the subsection entitled “Offer Restrictions” in its entirety, except for the first two paragraphs thereof, and (2) deleting the subsection entitled “Certifications as to Restrictions” in its entirety. After giving effect to these deletions, Section 18 of the Tender Offer (Miscellaneous) of the Offer to Purchase shall read as follows:

“   Offer Restrictions

The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders of the Company in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to shareholders of the Company in such jurisdiction in compliance with applicable law. In those jurisdictions where applicable law require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Other Filings

Parent and Purchaser have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Parent, Purchaser and the Company have jointly filed the Schedule 13E-3 pursuant to the Exchange Act, and may file amendments thereto. A copy of Schedule TO and Schedule 13E-3, and any amendments thereto, may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent.” In addition, the Company has filed the Schedule 14D-9, together with the exhibits thereto, setting forth the Company Support and furnishing certain additional related information. The Schedule TO, the jointly filed Schedule 13E-3 and the Company’s Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be reviewed on the internet website maintained by the SEC at www.sec.gov as discussed in “The Tender Offer—Section 8— Certain Information Concerning Purchaser and Parent.” This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and it should not be considered to be a part of this Offer to Purchase.”

General

17.

Please provide the information called for by Items 3 and 5-8 of Schedule TO, including such information as to “each person controlling the” Purchaser. See General Instruction C to Schedule TO. To the extent relevant, include such information regarding Opera Charging B.V., Thoosa Infrastructure Investments S.a.r.l., Meridiam EI SAS, Thoosa Infrastructure Fund SCS, Meridiam Transition FIPS, or advise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and respectfully advise the Staff that Opera Charging B.V., Thoosa Infrastructure Investments S.a.r.l., Meridiam EI SAS, Thoosa Infrastructure Fund SCS and Meridiam Transition FIPS are funds or investment vehicles set up by Parent to hold equity interests in companies acquired by them under the direction of Parent and are under the management of Parent. Notwithstanding their direct or indirect holdings of equity interests in Purchaser, these entities do not possess any form of control over Purchaser. Consequently, their influence is limited to the capacity of equity ownership, and they do not engage in the active management or decision-making processes of Purchaser. Parent may therefore be deemed to be the ultimate beneficial owner of all of Shares indirectly held by these entities. The Filing Persons respectfully submit that, other than the persons named in current Item 3 of the Schedule TO, there are no other persons or entities encompassed within General Instruction C in respect of the Company and that there is no additional information required by Items 5 to 8 of Schedule TO.

In response to the Staff’s comment, the Filing Persons have amended the subsection entitled “Purchaser” of Section 8 (Certain Information Concerning Purchaser and Parent) of the Offer to Purchase by revising the first paragraph to read as follows:

“Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands whose indirect parent entities are managed by Parent. Purchaser is 100% owned by Opera Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) having its registered office at Zuidplein 126, WTC Toren 1, 15e, 1077XV Amsterdam, the Netherlands and registered with the commercial register (handelsregister) of the Netherlands under registration number 71766308 (“Opera”) which is 9.2% owned by Thoosa Infrastructure Investments S.a.r.l and 90.8% owned by Meridiam EI SAS, a société par actions simplifiée incorporated under the laws of France, with its registered office at 4 place de l’Opéra, 75002 Paris, and registered with the commercial and company register of Paris (registre du commerce et des sociétés de Paris) under number 839 874 583 R.C.S Paris (“Meridiam EI”). Thoosa Infrastructure Investments S.a.r.l is 100% owned by Thoosa Infrastructure Fund SCS, and Meridiam EI is 100% owned by Meridiam Transition FIPS (“Meridiam Transition”)~~, both of which are funds managed by Parent~~. Purchaser, Opera, Thoosa Infrastructure Investments S.a.r.l., Meridiam EI, Thoosa Infrastructure Fund SCS and Meridiam Transition are funds or investment vehicles set up by Parent to hold equity interests in companies acquired by them under the direction of Parent and are under the management of Parent. ~~Purchaser is an external consulting firm.~~ Notwithstanding their direct or indirect holdings of equity interests in Purchaser, none of Opera, Meridiam EI, Thoosa Infrastructure Investments S.a.r.l, Thoosa Infrastructure Fund SCS, and Meridiam Transition FIPS possesses any form of control over Purchaser. Consequently, their influence is limited to the capacity of equity ownership, and they do not engage in active management or decision-making processes with respect to Purchaser. Parent may therefore be deemed to be the ultimate beneficial owner of all of Shares indirectly held by these entities.”

18.

Item 4 of Schedule 13E-3 requires description of, among other things, “any provision made by the filing person in connection with the transaction to grant unaffiliated security holders . . . to obtain counsel or appraisal services at the expense of the filing person.” See Item 1004(e) of Regulation M-A. We note that the sections incorporated by reference do not include such information. Please revise, or advise. If not applicable, so state.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section (e) (Provisions for unaffiliated security holders) of Item 4. (Terms of the Transaction) of the Schedule 13E-3 to read as follows:

“The filing persons have not made any provision in connection with the transaction to grant unaffiliated security holders access to their corporate files or to obtain counsel or appraisal services at their expense.”

19.

It appears that you have incorporated by reference the financial information for the registrant required by Item 13 of Schedule 13E-3. However, where you do so, the disclosure document disseminated to shareholders must contain at least the summary financial information required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to provide that information.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and have amended Section (a) of Item 13. (Financial Statements) of the Schedule 13E-3 by adding the following sentence at the end thereof:

“The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 7— Certain Information Concerning Allego—Financial Information” is incorporated herein by reference.

In addition, in response to the Staff’s comment, the Filing Persons have amended Section 7 of the Tender Offer (Certain Information Concerning Allego) of the Offer to Purchase by adding the following subsection thereto:

“Financial Information. Certain financial information relating to Allego is hereby incorporated by reference to the audited financial statements of the Company as of and for the fiscal years ended December 31, 2022 and December 31, 2023 set forth in “Part III—Item 18. Consolidated Financial Statements” of Allego’s Annual Report on Form 20-F for the fiscal year December 31, 2023, filed with the SEC on May 15, 2024 (the “Allego 2023 Form 20-F”). The reports have been filed with the SEC and may be inspected at, and copies thereof may be obtained from, the same places and in the same manner set forth under “Available Information” above.

ALLEGO SELECTED FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of Allego contained in the Allego 2023 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to the Allego 2023 Form 20-F, and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2022 and December 31, 2023 has been derived from the Company’s audited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

Selected Consolidated Financial Data

(Euro in thousands, except per share data)

	As of December 31,
	2023	2022
	(Audited)
BALANCE SHEET
Non-Current Assets	327,876	272,399
Current Assets	154,442	165,260
Current Liabilities	119,113	91,678
Non-Current Liabilities	442,527	318,223

Total Shareholders’ Equities	(79,322)	27,758

	For the Year ended December 31,
	2023	2022
	(Audited)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Total revenue from contracts with external customers	145,453	133,900
Gross Profit	36,194	7,245
Operating Loss	(71,969)	(314,976)
Loss for the year	(110,282)	(305,292)
Basic and diluted loss per ordinary share	(0.41)	(1.21)

Net Book Value per Share

The Company’s net book value per Share as of December 31, 2023 was US$(0.33) based on 271,010,790 Shares issued and outstanding as of that date.

20.	We note that several exhibits to the Schedule 13E-3 contain redactions. Revise to indicate that you have submitted a confidential treatment request to omit such information. See Rule 24b-2(b)(2).

Response: The Filing Persons respectfully acknowledge the Staff’s comment and note that the Company submitted to the Commission a confidential treatment request on July 5, 2024 and an amendment to the confidential treatment request on July 19, 2024.

Additionally, in response to the Staff’s comment, the following bold and underlined language is added to, and the struck through language is removed from, Item 16 under the heading “Exhibits” of the Schedule 13E-3:

“Item 16. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the references to and adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(c)(3)	Discussion Materials prepared by Citigroup Global Markets Europe AG to the Independent Transaction Committee, dated April 4, 2024.** †

(c)(4)	Discussion Materials prepared by Citigroup Global Markets Europe AG to the Independent Transaction Committee, dated April 17, 2024.** †

**	Previously filed with the Schedule 13E-3 filed with the SEC on July 3, 2024.
†	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

* * * * *

Please do not hesitate to contact me at (212) 610-6302, or my partner Sean Skiffington at (212) 848-4038, with any questions or comments you may have.

Very truly yours,

/s/ David Ingles
David Ingles
Partner

cc:	Sean Skiffington, Esq., Allen Overy Shearman Sterling US LLP

Amanda Fenster, Esq., Weil, Gotshal & Manges LLP

Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP